Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BHP Billiton Limited and BHP Billiton Plc:

We consent to the use of our reports dated 14 September 2009, with respect to the consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2009 and 2008, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2009, and the effectiveness of internal control over financial reporting as of 30 June 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australian
October 8, 2009	October 8, 2009